

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2022

Christen Romero
General Counsel
Xos, Inc.
3550 Tyburn Street
Los Angeles, California 90065

> **Re: Xos, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2022**
> **File No. 333-267690**

Dear Christen Romero:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Dave Peinsipp